Filed by Qell Acquisition Corp.

Pursuant to Rule 425 under the Securities

Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Lilium B.V.

Commission File No. 001-39571

CNBC interview with Daniel Wiegand transcript

Presenter 1: I’m very pleased to say that Daniel Wiegand, CEO and co-founder of Lilium joins us now and Annette is also with us for the conversation. Daniel, very exciting times for your company. Just explain for our viewers what the use case is for your vertical takeoff and landing aircraft. What kind of speed and range and trips will you expect these aircraft to be doing?

Daniel: Yes hi, thanks for having me. Lilium is developing an all electric entirely battery powered, electric jet aircraft, that’s the aircraft behind me here. And these aeroplanes can take off and land vertically. So they don’t need a runway, they can take off and land like a helicopter, they have very low noise emissions and we [will be] operating these aeroplanes with seven seats from one city centre to another city centre in a shuttle service. And what we can do with this is provide many, many cities around the globe with high speed connectivity up to five times faster than a trip on a car on the ground. And we want to make these affordable, so everyone can use them and create a high speed connectivity network that doesn’t need infrastructure on the ground like roads or additional rail tracks.

Presenter 1: You know, it’s interesting, there is a tonne of activity in this space, not only are you looking to come to market very soon and hopefully we’ll get into your listing plans shortly but also American Airlines recently announcing getting involved in a SPAC with a UK EVTOL. Also United getting involved. How close are we to a world where this is actually another leg of our transportation options in a meaningful way.

Daniel: So Lilium [expects to] go on the market in 2024, which means we’re very close. Lilium is six years old. Right now we have 750 employees, 400 aerospace engineers here in the heart of Bavaria in Germany. And we have currently our fifth technology demonstrator, a full size aircraft in flight testing. And we’re in the middle of the certification and industrialization preparation for the aircraft behind me, which is the serial aircraft. So we’re actually very close to this kind of vertical takeoff and landing electric jet aircraft going on the market. For us, it’ll be 2024. And then it’s like always, things will start small with 10 aircraft, then 20, then 30. And people sometimes overestimate the size of how things start. But people underestimate the exponential growth of this kind of new technologies. Because it’s a technology that can really benefit any country in the world and any region in the world where people seek better connectivity.

Presenter 2: Let me ask you about the markets you think will be your primary target. Will it be Latin America because they are used to that kind of transportation more than others? So the key question is where do you see growth for your products?

Daniel: So we have announced our first markets to be in Germany, our home market, and Florida and Brazil. In Germany, we have already announced a couple of infrastructure partnerships like the airport in Munich, here next door, and Cologne and Bonn. In Florida, we have together with our partner Ferrovial, who are for example, operating Heathrow airport in London, announced that they’re going to build 14 exclusive landing sites for a Lilium network. And this already creates more network high speed kilometres than for example Germany’s entire high speed rail network. And we have recently announced a deal with Azul, Brazil’s biggest and fastest growing airline, who are [discussing] purchasing 220 Lilium

Jets to operate in Brazil. And Brazil is a great market because it has a lot of connections, a lot of people but infrastructure that is not so well developed at the moment, which is why it’s a very established market already for helicopters, but we can make this an entirely emissions free, all electric service with very low noise emissions and that’s the core advantage of our technology.

Presenter 2: How is your experience with the regulators? I mean, Germany and Europe is widely seen as not being very ahead of the curve, when it comes to approving new technologies and new products. So, what was your experience here?

Daniel: We are unique at Lilium in a sense that we are certifying the aircraft with a European regulator and a US regulator. And the advantage of this is that it [would give] us global market access from 2024 onwards. And our experience with those regulators — we had similar, let’s say cliche in mind when we when we entered into the sector — but they have been amazing. When we started four years ago, approaching them in a very early phase, there was no regulation in place, but within two years, they established a basis of regulation against which we can now develop and certify and operate these aircraft. And Lilium has received in December last year already assigned a so-called certification basis, which means the regulator is giving you clarity on what requirements they expect our electric jet aircraft to fulfil, to go into passenger service. And these are the same safety standards like for a commercial airliner. So, they are going to be a very high safety standard with a very high degree of redundancy on the technology.

Presenter 3: So, I want to turn to your prospective listing. Your company has indicated that you are looking to list on the Nasdaq at some point, and that you would go down the SPAC route. Can I just ask you why you have decided to go down the potential SPAC listing route, especially if you look at the price performance of some of these SPACs over the last couple of months, it’s been very underwhelming to say the least. So just talk us through your rationale of why it makes sense for your company.

Daniel: Well, the market goes up and down, but ultimately a great company is going to stay a great company even in those times when the market is going down. We have decided for this SPAC route and announced a merger with Qell, an American SPAC listed on the Nasdaq in April. Because we looked at both options, the private investments and this SPAC route. And this SPAC is providing us with the capital we need to really certify the aircraft and go on the market and up to $800 million deal. And Barry Engle, the former president of GM North America, who is the CEO of the merger partner and who will be on our board, is bringing a lot of expertise to us and a lot of help and a great network to make this whole vision and market entry a success for us.

Presenter 3: Well, very exciting and we wish you the best sir. Thank you so much for joining us today on Street Signs and Daniel Wiegand, the CEO and co-founder of Lilium.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the number or price of Lilium jets to be acquired (or if any such Lilium jets will be acquired at all) by Azul, the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID19 on Lilium’s or Azul’s business or the business combination between Lilium and Qell; (v) the Lilium Group and/or Azul’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (x) that any anticipated plans may be impacted by any developments in Brazil, the Brazilian airline industry or in the development of international, regional or local aircraft technology in Brazil, including as it relates to aircraft to be used for any proposed eVTOL network in Brazil and general developments with respect to Azul’s business focus and current and future plans; (xi) Lilium and Azul may fail to agree upon commercial terms for their arrangement or fail to finalize and enter into definitive documentation relating to the anticipated commercial transaction and strategic alliance; (xii) that the final terms of any commercial transaction and strategic alliance with Azul may differ, including materially, from the terms currently anticipated; (xiii)

the revenue derived from the planned Brazilian network may be less than currently anticipated; and (xiv) any failure of the Lilium Group or Azul to obtain the necessary regulatory approvals to operate any possible network in Brazil on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither the Lilium Group nor Azul assumes any obligation to, and neither the Lilium Group nor Azul intends to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group and, with respect to Azul, can be found in the filings from time to time made by it with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2020 and its periodic reports on Forms 6-K, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group, Azul or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.